SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 September, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchases dated 02 August 2022
Exhibit 1.2	Directorate Change dated 02 August 2022
Exhibit 1.3	Director/PDMR Shareholding dated 02 August 2022
Exhibit 1.4	Transaction in Own Shares dated 02 August 2022
Exhibit 1.5	Transaction in Own Shares dated 03 August 2022
Exhibit 1.6	Transaction in Own Shares dated 04 August 2022
Exhibit 1.7	Transaction in Own Shares dated 05 August 2022
Exhibit 1.8	Transaction in Own Shares dated 08 August 2022
Exhibit 1.9	Transaction in Own Shares dated 09 August 2022
Exhibit 1.10	Transaction in Own Shares dated 10 August 2022
Exhibit 1.11	Director/PDMR Shareholding dated 11 August 2022
Exhibit 1.12	Transaction in Own Shares dated 11 August 2022
Exhibit 1.13	Transaction in Own Shares dated 12 August 2022
Exhibit 1.14	Transaction in Own Shares dated 15 August 2022
Exhibit 1.15	Transaction in Own Shares dated 16 August 2022
Exhibit 1.16	Transaction in Own Shares dated 17 August 2022
Exhibit 1.17	Transaction in Own Shares dated 18 August 2022
Exhibit 1.18	Transaction in Own Shares dated 19 August 2022
Exhibit 1.19	Transaction in Own Shares dated 22 August 2022
Exhibit 1.20	Transaction in Own Shares dated 23 August 2022
Exhibit 1.21	Director/PDMR Shareholding dated 24 August 2022
Exhibit 1.22	Transaction in Own Shares dated 24 August 2022
Exhibit 1.23	Transaction in Own Shares dated 25 August 2022
Exhibit 1.24	Transaction in Own Shares dated 26 August 2022
Exhibit 1.25	Transaction in Own Shares dated 31 August 2022

Exhibit 1.1

BP p.l.c.

----------------------

Share Repurchases

----------------------
2 August 2022

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company towards distributing 60% of surplus cash flow[1] generated in 2022 as announced by the Company on 2 August 2022.

The maximum amount allocated to the Programme is around $3.5 billion for a period up to and including 31 October 2022.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2022 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

[1] Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash. See pages 33 and 40 of the Company's earlier announcement on 2 August 2022 for further details.

Exhibit 1.2

BP announces non-executive director appointment

BP p.l.c. ("bp") today announced the appointment to its board of Amanda Blanc as a non-executive director. Amanda Blanc's appointment will take effect from 1 September 2022.

Amanda Blanc has been Group CEO of Aviva plc, the UK's leading insurance, wealth and retirement business, since 2020. She was formerly Group CEO at AXA UK, PPP & Ireland and a previous CEO of Europe, Middle East, Africa & Global Banking at Zurich Insurance Group. She has also held executive leadership positions at Towergate Insurance Brokers, Groupama Insurance Company, and Commercial Union. Amanda is co-chair of the UK Transition Plan Taskforce, which is developing a gold standard for UK firms' climate transition plans.

Helge Lund, chair of bp, said: "On behalf of the board, I am delighted to welcome Amanda to bp. She has long experience of leading insurance businesses in the UK and Europe and deep connections throughout the UK's business and investment communities, allied to a strong interest in the energy transition.

"Amanda's appointment reflects our continued commitment to strengthen the composition of bp's board. The skills and experience Amanda brings will further enhance our ability to support bp as it transforms into an integrated energy company."

At the date of this announcement, Amanda is currently a Director at Aviva plc. There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

Further information
bp press office, London: bppress@bp.com, +44 (0)7831 095541

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.062435	20,000
d)	Aggregated information - Volume - Price - Total	20,000 £4.062435 £81,248.70
e)	Date of the transaction	02 August 2022
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 12,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,559,458	1,645,432	2,795,110
Highest price paid per Share (pence):	410.0000	410.0000	410.0000
Lowest price paid per Share (pence):	401.9500	401.9500	402.9000
Volume weighted average price paid per Share (pence):	406.4418	406.2006	406.4936

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	406.4418	7,559,458
Cboe (UK)/BXE	406.2006	1,645,432
Cboe (UK)/CXE	406.4936	2,795,110

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6804U_1-2022-8-2.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,319,026 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,066,023	1,508,253	2,744,750
Highest price paid per Share (pence):	415.0000	415.0000	415.0000
Lowest price paid per Share (pence):	402.4500	402.5000	402.3500
Volume weighted average price paid per Share (pence):	409.4370	409.7469	409.5221

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	409.4370	7,066,023
Cboe (UK)/BXE	409.7469	1,508,253
Cboe (UK)/CXE	409.5221	2,744,750

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8353U_1-2022-8-3.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,312,928 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,084,029	1,514,870	2,714,029
Highest price paid per Share (pence):	419.0000	419.0000	419.0000
Lowest price paid per Share (pence):	406.8500	406.8500	406.8500
Volume weighted average price paid per Share (pence):	412.3364	412.1268	412.4439

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	412.3364	7,084,029
Cboe (UK)/BXE	412.1268	1,514,870
Cboe (UK)/CXE	412.4439	2,714,029

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0103V_1-2022-8-4.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,778,310 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,527,710	1,589,725	2,660,875
Highest price paid per Share (pence):	414.1500	414.1000	414.2000
Lowest price paid per Share (pence):	399.1000	399.1000	399.1500
Volume weighted average price paid per Share (pence):	405.6646	405.3726	404.5263

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	405.6646	7,527,710
Cboe (UK)/BXE	405.3726	1,589,725
Cboe (UK)/CXE	404.5263	2,660,875

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1583V_1-2022-8-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each	19,013,166,412
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,563,112
New total number of voting rights (including treasury shares):	20,049,812,024

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,300,060 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,327,308	1,356,375	2,616,377
Highest price paid per Share (pence):	419.40	419.40	419.40
Lowest price paid per Share (pence):	411.80	411.80	411.80
Volume weighted average price paid per Share (pence):	415.2834	415.0912	415.0507

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	415.2834	7,327,308
Cboe (UK)/BXE	415.0912	1,356,375
Cboe (UK)/CXE	415.0507	2,616,377

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3186V_1-2022-8-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	19,001,853,484
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,563,112
New total number of voting rights (including treasury shares):	20,038,499,096

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,107,987 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,278,729	1,235,704	2,593,554
Highest price paid per Share (pence):	425.00	425.00	425.00
Lowest price paid per Share (pence):	416.05	416.05	416.05
Volume weighted average price paid per Share (pence):	422.2579	422.4514	422.6194

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.2579	7,278,729
Cboe (UK)/BXE	422.4514	1,235,704
Cboe (UK)/CXE	422.6194	2,593,554

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4679V_1-2022-8-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,990,075,174
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,563,112
New total number of voting rights (including treasury shares):	20,026,720,786

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,194,089 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,574,804	1,244,922	2,374,363
Highest price paid per Share (pence):	425.00	425.00	425.00
Lowest price paid per Share (pence):	417.15	417.15	417.15
Volume weighted average price paid per Share (pence):	421.6450	421.7354	421.6466

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	421.6450	7,574,804
Cboe (UK)/BXE	421.7354	1,244,922
Cboe (UK)/CXE	421.6466	2,374,363

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6222V_1-2022-8-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,979,239,765
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	20,015,420,726

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.2255	75
d)	Aggregated information - Volume - Price - Total	75 £4.2255 £316.9125
e)	Date of the transaction	10 August 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.2255	90
d)	Aggregated information - Volume - Price - Total	90 £4.2255 £380.2950
e)	Date of the transaction	10 August 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,903,807 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,287,325	1,303,258	2,313,224
Highest price paid per Share (pence):	428.00	428.00	428.00
Lowest price paid per Share (pence):	417.55	418.25	418.15
Volume weighted average price paid per Share (pence):	425.7529	425.6975	425.8814

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	425.7529	7,287,325
Cboe (UK)/BXE	425.6975	1,303,258
Cboe (UK)/CXE	425.8814	2,313,224

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7818V_1-2022-8-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,968,131,778
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	20,004,312,739

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,711,380 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,893,250	1,234,538	2,583,592
Highest price paid per Share (pence):	435.8500	435.8500	435.9000
Lowest price paid per Share (pence):	427.7500	427.8000	427.8000
Volume weighted average price paid per Share (pence):	431.2956	431.2639	431.2502

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	London Stock Exchange	431.2956
Cboe (UK)/BXE	Cboe (UK) - BXE	431.2639
Cboe (UK)/CXE	Cboe (UK) - CXE	431.2502

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9218V_1-2022-8-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,956,937,689
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,993,118,650

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,166,240 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,973,774	1,567,710	2,624,756
Highest price paid per Share (pence):	435.1500	435.1500	435.1500
Lowest price paid per Share (pence):	417.5500	417.6000	417.5500
Volume weighted average price paid per Share (pence):	424.2111	423.5396	423.6937

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	424.2111	6,973,774
Cboe (UK) - BXE	423.5396	1,567,710
Cboe (UK) - CXE	423.6937	2,624,756

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0850W_1-2022-8-15.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,993,089 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,067,341	1,324,813	2,600,935
Highest price paid per Share (pence):	432.0000	432.0000	432.0000
Lowest price paid per Share (pence):	424.5000	424.5000	424.5000
Volume weighted average price paid per Share (pence):	428.9249	429.1392	429.0753

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	428.9249	7,067,341
Cboe (UK) - BXE	429.1392	1,324,813
Cboe (UK) - CXE	429.0753	2,600,935

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2376W_1-2022-8-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,935,322,502
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,971,503,463

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,928,652 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,189,423	1,268,527	2,470,702
Highest price paid per Share (pence):	432.9500	432.9500	432.9500
Lowest price paid per Share (pence):	425.6000	425.7500	425.6500
Volume weighted average price paid per Share (pence):	429.2775	429.3414	429.2915

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	429.2775	7,189,423
Cboe (UK) - BXE	429.3414	1,268,527
Cboe (UK) - CXE	429.2915	2,470,702

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3869W_1-2022-8-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,924,156,262
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,960,337,223

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,710,116 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,325,691	1,604,067	2,780,358
Highest price paid per Share (pence):	443.0500	443.0500	443.0500
Lowest price paid per Share (pence):	432.6500	432.6500	432.6500
Volume weighted average price paid per Share (pence):	438.8807	439.2119	438.8567

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.8807	6,325,691
Cboe (UK) - BXE	439.2119	1,604,067
Cboe (UK) - CXE	438.8567	2,780,358

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5337W_1-2022-8-18.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,656,827 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,694,466	1,277,360	2,685,001
Highest price paid per Share (pence):	449.0000	449.0000	449.0000
Lowest price paid per Share (pence):	441.7000	441.7000	441.7000
Volume weighted average price paid per Share (pence):	446.6147	446.7048	446.6353

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	446.6147	6,694,466
Cboe (UK) - BXE	446.7048	1,277,360
Cboe (UK) - CXE	446.6353	2,685,001

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6803W_1-2022-8-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,902,234,521
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,938,415,482

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,825,313 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,978,585	1,352,530	2,494,198
Highest price paid per Share (pence):	452.1500	452.0000	452.1000
Lowest price paid per Share (pence):	440.3000	440.3000	440.3000
Volume weighted average price paid per Share (pence):	446.3556	446.5305	446.4489

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	446.3556	6,978,585
Cboe (UK) - BXE	446.5305	1,352,530
Cboe (UK) - CXE	446.4489	2,494,198

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8367W_1-2022-8-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure
	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,891,524,405
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,927,705,366

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,571,833 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,779,267	1,276,167	2,516,399
Highest price paid per Share (pence):	459.7500	459.7500	459.7500
Lowest price paid per Share (pence):	449.2000	448.7000	449.2000
Volume weighted average price paid per Share (pence):	455.4541	455.3354	455.5148

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	455.4541	6,779,267
Cboe (UK) - BXE	455.3354	1,276,167
Cboe (UK) - CXE	455.5148	2,516,399

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9856W_1-2022-8-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,880,867,578
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,917,048,539

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Karen Richardson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25 each) US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$32.3084	3,095
d)	Aggregated information - Volume - Price - Total	3,095 $32.3084 $99,994.50
e)	Date of the transaction	2022/08/24
f)	Place of the transaction	New York Stock Exchange - XNYS

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,542,996 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,666,775	1,219,987	2,656,234
Highest price paid per Share (pence):	460.5000	460.2500	460.3000
Lowest price paid per Share (pence):	452.8000	452.8000	452.8000
Volume weighted average price paid per Share (pence):	456.9779	456.7065	456.7737

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.9779	6,666,775
Cboe (UK) - BXE	456.7065	1,219,987
Cboe (UK) - CXE	456.7737	2,656,234

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1390X_1-2022-8-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

 2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,870,042,265
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,906,223,226

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,443,640 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,003,913	1,476,225	2,963,502
Highest price paid per Share (pence):	463.6500	463.6500	463.6500
Lowest price paid per Share (pence):	458.7500	458.8000	458.8000
Volume weighted average price paid per Share (pence):	461.4369	461.3975	461.4015

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	461.4369	6,003,913
Cboe (UK) - BXE	461.3975	1,476,225
Cboe (UK) - CXE	461.4015	2,963,502

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2891X_1-2022-8-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 August 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,859,470,432
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,895,651,393

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,491,082 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,937,919	1,579,941	2,973,222
Highest price paid per Share (pence):	463.9500	463.9500	463.9500
Lowest price paid per Share (pence):	457.5500	457.5500	457.4000
Volume weighted average price paid per Share (pence):	460.9676	460.9697	460.9531

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.9676	5,937,919
Cboe (UK) - BXE	460.9697	1,579,941
Cboe (UK) - CXE	460.9531	2,973,222

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4441X_1-2022-8-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 August 2022

3. New total number of voting rights:
No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,848,927,436
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,885,108,397

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 August 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,697,435 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,102,657	1,589,088	3,005,690
Highest price paid per Share (pence):	452.2000	452.2000	452.2000
Lowest price paid per Share (pence):	428.2500	428.2500	428.2500
Volume weighted average price paid per Share (pence):	439.8372	439.4163	439.3102

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.9676	5,937,919
Cboe (UK) - BXE	460.9697	1,579,941
Cboe (UK) - CXE	460.9531	2,973,222

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8362X_1-2022-8-31.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 August 2022

3. New total number of voting rights:
No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,848,927,436
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,885,108,397

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 September 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary